77D Policies with respect to security investment

Purchase up to 15% of its assets in securities rated below B
PIMCO Funds: Pacific Investment Management Series	 PIMCO
Emerging Markets Bond Fund	 be changed to allow the Fund to
purchase up to 15% of its assets in securities rated below B
as rated by Moody's Investors Service	 Inc.	 Standard and
Poor's Ratings Service	 or if unrated	 determined by PIMCO
to be of comparable quality.

Residual Interest Bonds
PIMCO Funds: Pacific Investment Management Series has adopted that the investment policy of not more than 10% of a Fund's total assets in residual interest bonds be removed for each Fund of the PIMCO Funds: Pacific Investment Management Series.